Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA  19103-2921
Tel.  215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Howard L. Meyers
215.963.5536
hmeyers@morganlewis.com

June 11, 2007

SENT BY FAX AND EDGAR

April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:                               Buckeye Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 26, 2007

File No. 1-09356

Dear Ms. Sifford:

This letter is being submitted in response to comments provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter to Robert B. Wallace, Chief Financial Officer of Buckeye GP LLC (the “General Partner”), the general partner of Buckeye Partners, L.P. (the “Partnership”), dated May 29, 2007, with respect to the Partnership’s Form 10-K for the fiscal year ended December 31, 2006.  We have been authorized by the General Partner to provide the responses contained in this letter on behalf of the Partnership.

For your reference, we set forth each comment in italicized typeface and include each response below the relevant comment.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 3.  Acquisitions and Equity Investments

2005 Acquisitions, page 74

1.                                       Tell us and disclose more specifically how you accounted for the December 1, 2005 acquisition.  We note the acquisition was an exchange for consideration that included capacity lease agreements related to a pipeline and a terminal.  Tell us how you determined the valuation and if the value of the exchanged interests was equivalent. Further, tell us how you determined the estimated fair values of the 26 mile pipeline and the 40% interest in Muskegon.

As described in the financial statements in the Partnership’s 2006 Form 10-K (“Form 10-K”), the Partnership acquired a 26-mile refined products pipeline (the “East St. Louis Pipeline”) and a 40% interest in Muskegon Pipeline LLC (“Muskegon” and collectively with the East St. Louis Pipeline, the “Pipeline Interests”) from affiliates of Marathon Oil Company (“Marathon”) on December 1, 2005.  The Pipeline Interests were valued by management at $20.1 million ($4.8 million for the East St. Louis Pipeline and $15.3 million for Muskegon) based on an appraisal performed by American Appraisal Associates, a nationally recognized appraisal firm.

The Partnership received the Pipeline Interests in exchange for consideration provided to Marathon that included (i) a capacity lease on the Partnership’s Two Rivers pipeline system (the “Two Rivers Pipeline”), and the option by Marathon to purchase the Two Rivers Pipeline at the end of the lease term, and (ii) a lease of the Partnership’s West Columbus, OH terminal (“West Columbus Terminal”), and the option to purchase the West Columbus Terminal at the end of the lease term.  The Two Rivers Pipeline lease provides that for the period December 2005 through February 2010, Marathon will lease a portion of the capacity of the Two Rivers Pipeline and from February 2010 to December 2020, Marathon will lease 100% of the Two Rivers Pipeline and will operate the line.  The West Columbus Terminal lease is for five years ending December 2010.  Concurrent with the transaction, the Partnership entered into two throughput agreements (the “Throughput Agreements”) with Marathon, one for throughput on another of the Partnership’s pipelines and the other for throughput at the Partnership’s Detroit Terminal.

The Partnership accounted for the transaction under the provisions of APB Opinion No. 29 — “Accounting for Nonmonetary Transactions.”  Using the guidance under APB Opinion No. 29, the transaction was recorded based on the fair values of the assets exchanged.

The Partnership determined that the value of the Pipeline Interests it received from Marathon was equivalent to the value of the capacity leases and other consideration it provided to Marathon.  The Partnership valued the consideration it provided to Marathon using a discounted cash flow methodology in consultation with the appraiser.  The Partnership ascribed that value to 1) a bargain lease arrangement with respect to the Two Rivers Pipeline in the amount of $9.8 million, and 2) bargain purchase options with respect to the Two Rivers Pipeline and the West Columbus Terminal in the amount of $10.3 million, for a total of $20.1 million.  As a result of these separate determinations, the Partnership concluded that the values were equivalent.  The Partnership did not ascribe value to the Throughput Agreements because they were determined to be at market value.  The Partnership is accounting for revenue under the Throughput Agreements under its normal accounting policies.

The Partnership proposes enhancing its disclosures in future filings with the Commission in order to clarify that the transaction was recorded using the guidelines of APB Opinion No. 29 and that management determined that the values of the assets exchanged were equivalent.

Note 21.  Other Events

BGH IPO and General Partner Restructuring, page 94

2.                                       Tell us and disclose in more detail what specifically changed in the amendment to the Incentive Compensation Agreement and the Partnership Agreement to recharacterize the payments to the General Partner as distribution payments rather than compensation payments.

On August 9, 2006, Buckeye GP Holdings L.P. (“BGH”), the indirect owner of the General Partner, consummated its initial public offering.  In connection with the closing of the offering, BGH and the General Partner restructured the ownership of the General Partner in the manner described in Note 21.  As part of the restructuring, the Partnership and the General Partner amended and restated the incentive compensation provisions by entering into the Fifth Amended and Restated Incentive Compensation Agreement, dated as of August 9, 2006 (the “Incentive Compensation Agreement”).  In addition, the Partnership and the General Partner also entered into the Amended and Restated Agreement of Limited Partnership of Buckeye Partners, L.P., dated as of August 9, 2006 (the “Partnership Agreement”).

The amendments to the Incentive Compensation Agreement and the Partnership Agreement as well as the restructuring of the ownership of the General Partner was described in a Current Report on Form 8-K filed with the Commission on August 14, 2006.  Copies of the revised Incentive Compensation Agreement, the Partnership Agreement and certain other amended agreements were filed as exhibits to the Form 8-K.

As a result of these amendments, incentive compensation payable to the General Partner is a component of the General Partner’s partnership interest in the Partnership, and the payments to the General Partner pursuant to the Incentive Compensation Agreement and the Partnership Agreement are considered distributions in respect of such partnership interest rather than compensation for services rendered.  As set forth in Note 21, these changes did not affect the timing or amount of the cash distributions paid to the limited partners of the Partnership or the General Partner.

The amendments to the Incentive Compensation Agreement and the Partnership Agreement were approved by the Audit Committee of the General Partner’s Board of Directors under Section 7.9 of the Partnership Agreement and by the General Partner’s Board of Directors; unitholder approval was not required under the Partnership Agreement.

As you requested, the significant modifications to the Incentive Compensation Agreement and the Partnership Agreement to reflect the change are noted below.  Capitalized terms in the sections referred to below are defined in the relevant agreement.

Incentive Compensation Agreement

•    The Recitals and miscellaneous provisions clarify that the Incentive Compensation Agreement supplements the Partnership Agreement, and the governing law was changed from New York to Delaware as would be appropriate for a document governing a Delaware limited partnership.

•    Section 1.7:  The definition of “Quarterly Cash To Be Distributed” was modified to reflect the concept that Available Cash will be reduced in order to “make distributions” rather than to “pay incentive compensation.”

•    Sections 2.1 and 2.2:  The concepts of “Quarterly Compensation” and “Special Distribution Incentive Compensation” were revised to refer to “Quarterly Incentive Distributions” and “Special Incentive Distribution”, respectively.

•    A new Section 2.5 was added to provide that distributions during liquidation would have to equal an amount allocated to the General Partner under Section 5(c)(vi) of the Partnership Agreement (see below).

Partnership Agreement

•    The Recitals and certain definitions, including the definition of “Partnership Interest”, were revised to provide that the general partner interest includes the right to payments under the Incentive Compensation Agreement and that such payments will be deemed distributions in respect of that Partnership Interest.

•    Various provisions in Articles V and VI regarding Capital Accounts and tax allocations were revised to conform them to the concept that payments under the Incentive Compensation Agreement would be treated as Partnership distributions.

•    Section 7.10 was added as an entirely new section to confirm the intended neutral economic effect of the amendments to the Incentive Compensation Agreement and the Partnership Agreement.  The changes “are intended solely to recharacterize the payment under the Incentive Compensation Agreement as distributions” in respect of a Partnership Interest.

•    Conforming changes were made in Section 13.2 regarding the value of the General Partner’s interest in the event of withdrawal or removal to include the fair market value of the right to receive distributions pursuant to the Incentive Compensation Agreement.  There were similar provisions in the prior partnership agreement regarding the value of the right to receive incentive compensation.

*        *         *

If you would like to review lined copies of the Incentive Compensation Agreement or the Partnership Agreement, we would be happy to provide them to you.

The Partnership disclosed the effect of the recharacterization of the payments in Notes 2 and 22 to the Partnership’s financial statements in the Form 10-K and also discussed the recharacterization in Item 7 of Form 10-K.  In view of the various disclosures in the Form 10-K as well as in the Form 8-K filed on August 14, 2006, the Partnership respectfully submits that additional disclosures regarding these charges are not necessary.

The Company’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Robert B. Wallace, Senior Vice President, Finance and Chief Executive Officer, accompanies this response.

Please contact the undersigned at 215-963-5536 if you should have any additional questions or comments with regard to these responses.

Sincerely,

/s/ Howard L. Meyers

Howard L. Meyers

c:             Mr. Robert B. Wallace
                Stephen C. Muther, Esquire

Five TEK Park 9999 Hamilton Boulevard Breinigsville, Pennsylvania 18031 Tel (610) 904-4000 Fax (610) 904-4541

BUCKEYE PARTNERS, L.P.

June 7, 2007

SENT BY FAX AND EDGAR

April Sifford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:                               Buckeye Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 26, 2007
File No. 1-09356

Dear Ms. Sifford:

In connection with the comment letter, dated May 29, 2007, sent by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the Buckeye Partners, L.P. (the “Partnership”) Form 10-K for the fiscal year ended December 31, 2006, the Partnership hereby acknowledges:

•    the Partnership is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2006;

•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•    the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Partnership, a response to your specific comments.

Sincerely,

BUCKEYE PARTNERS, L.P.

By: Buckeye GP LLC, its general Partner

By:	/s/ Robert B. Wallace
Name: Robert B. Wallace
Title: Chief Financial Officer